Our Next Chapter February 22, 2021 CONFIDENTIAL - For Internal Cooper Use Only Filed by Cooper Tire & Rubber Company Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Cooper Tire & Rubber Company Commission File No.: 001-04329

AGENDA Cooper Agrees to be Acquired by Goodyear Key Takeaways: Q4/Full Year 2020 Earnings Results CONFIDENTIAL - For Internal Cooper Use Only

A Stronger u.s.-based leader in the global tire industry CONFIDENTIAL - For Internal Cooper Use Only

About GOODYEAR: one of the world’s largest tire companies CONFIDENTIAL - For Internal Cooper Use Only 46 Manufacturing Sites $12.3B 2020 Net Sales 62,000 Employees Worldwide 21 Countries CONSUMER EXPERIENCE CUSTOMER SERVICE QUALITY HIGH-VALUE SEGMENTS MASTERING COMPLEXITY STRATEGIC AREAS OF FOCUS $14.7B 2019 Net Sales

What has been announced? planned acquisition Goodyear and Cooper have entered into an agreement under which Goodyear will acquire Cooper. The combined company will have approximately $17.5 billion in pro forma 2019 sales. timing Pending regulatory approvals and approval by Cooper shareholders, the agreement is expected to close in the second half of 2021. Terms Cooper shareholders will receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per Cooper share. Based on Goodyear’s closing stock price on February 19, 2021, the last trading day prior to the announcement, the implied cash and stock consideration to be received by Cooper shareholders is $54.36 per share, representing a premium of 24% to Cooper’s closing stock price on February 19, 2021, and a premium of 36% to Cooper’s 30-day volume weighted average price as of the close on February 19, 2021. Upon closing of the transaction, Goodyear shareholders will own approximately 84% of the combined company, and Cooper shareholders will own approximately 16%. benefits of combination Combines two American-based tire companies, each with 100+ years of experience, into one organization that blends the best of both. Resulting entity will be well positioned in the industry with shared values and combined talent. Joins respected leading brands and distribution across multiple product categories and price points. Creates a stronger U.S.-based manufacturer with increased presence in distribution and retail channels. Expected to build upon the strategic initiatives that successfully transformed Cooper into a consumer-driven company. CONFIDENTIAL - For Internal Cooper Use Only

What has been announced? Why now? Cooper was not actively looking to engage in a transaction, but Goodyear approached Cooper with a compelling proposal. As a publicly traded company, Cooper has a duty to evaluate opportunities that deliver value and are in the best interests of the company and its shareholders, including Goodyear’s offer. This is the right next step for Cooper at the right time and Cooper is entering this transaction in a position of strength. Next steps in the process Cooper will continue to keep you updated as there is news to share. A joint integration planning team will be appointed with representatives from Cooper and Goodyear. Satisfaction of customary closing conditions including receipt of required regulatory and Cooper shareholder approvals must be completed. The transaction is expected to close in the second half of 2021. Integration begins following close. Cooper’s status after closing Upon closing Cooper will become a wholly-owned subsidiary of Goodyear. Goodyear will determine the best role for Cooper, the brands, the talent, the manufacturing assets, distribution, technology, facilities, customer and supplier relationships, etc. with a focus on combining the best of both organizations. Goodyear will continue to be headquartered in Akron, OH and expects to maintain a presence in Findlay, OH; like many companies, Goodyear is thinking about the workplace of the future and will continue to assess its corporate footprint. CONFIDENTIAL - For Internal Cooper Use Only

What’s Important right now? It’s important that we continue to work as a team throughout this process. Take time to absorb this information. Read/watch the content available to you on Cooper GO. Connect often with your manager. Be patient – there is a long road ahead before close and we won’t have all the answers immediately. Continue working as you do today. Cooper will continue pursuing our strategic goals.

HOLD FOR RICH KRAMER VIDEO

TRANSACTION Process: Key MILESTONES CONFIDENTIAL - For Internal Cooper Use Only Transaction Announcement Post-Close Ongoing: Integration Anticipated Transaction Close Between Announcement and Close: Expected Receipt of Necessary Regulatory Approvals Cooper Shareholder Vote Post-Announcement: Integration Planning Begins Feb. 22 Feb. 22 Second Half 2021 Q3/Q4 2021

How did this transaction come about? Was cooper looking to be acquired? Questions & Answers

Why did cooper agree to be acquired now, especially WITH our recent success? Questions & Answers

Questions & Answers WHY DIDN’T YOU GIVE US A HEADS UP IN ADVANCE OF THE PUBLIC ANNOUNCEMENT?

Will there be layoffs or facility or office closures? Questions & Answers

Questions & Answers ARE YOU CONFIDENT THAT THIS DEAL WILL CLOSE?

keeping the lines of communication Open-moving forward together RESOURCES Please forward any news media inquiries to Anne Roman, Vice President, Communications ALRoman@coopertire.com Town Halls Cooper GO Email Question Box CooperGO@coopertire.com Managers/HR Meetings Intranet Plant Monitors Microsite: GoodyearCooper.Transactionfacts.com

CONFIDENTIAL - For Internal Cooper Use Only + A STRONGER U.S.-BASED LEADER IN THE GLOBAL TIRE INDUSTRY Combines leading U.S.-based tire companies, both with 100 + years of experience and shared cultures and values Resulting entity will be well positioned combining the best of both organizations The combined company will meet a wide range of global customer and consumer needs It may be possible to build upon our strategic initiatives Share a commitment to integrity, quality, agility and teamwork

Key takeaways: Q4/Full year 2020 earnings CONFIDENTIAL - For Internal Cooper Use Only

Key takeaways CONFIDENTIAL - For Internal Cooper Use Only While coronavirus significantly impacted the first half of the year, we made notable progress on multiple key measures and ended 2020 in strong position Operating profit improved by over 32% compared to 2019 and full year 2020 operating profit margin of 9.2% approached our stated 10-14% range As product supply was constrained, U.S. volume was down 9.4% in 2020, yet we outperformed the USTMA, which was down 12.4% International units were down 6.1% for the full year, but improved in the second half of the year, increasing 12.6% compared to 2019 We are pleased with the progress and performance of our business during a challenging 2020. Cooper continued to build upon the positive momentum that started in the fourth quarter of 2019. We are proud of the achievements of our teams around the globe to transform Cooper into a consumer-driven company.

Additional Information and Where to Find It   This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.   GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.   Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).   Participants in the Solicitation   Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 25, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

Forward-Looking Statements (continued) We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom's withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Thank You CONFIDENTIAL - For Internal Cooper Use Only